Exhibit 11.3

Control Guidelines for the Prevention of Insider Trading for

Chunghwa Telecom Co., Ltd.

Amended by the 5th Board of Directors at the 20th meeting on Dec. 22, 2009

Announced in CHT 2010.1.8 Shin-Ren-Wu-Zu No. 0990000025 Letter.

Amended by the 6th Board of Directors at the 10th meeting on Aug. 26, 2011

Announced in CHT 2011.9.15 Shin-Ren-Wu-Zu No. 1000001112 Letter.

Amended by the 6th Board of Directors at the 17th meeting on Aug. 29, 2012

Announced in CHT 2012.9.10 Shin-Ren-Wu-Zu No. 1010001070 Letter.

Amended by the 7th Board of Directors at the 2nd meeting on Aug. 13, 2013

Announced in CHT 2013.8.22 Shin-Ren-Wu-Zu No. 1020000932 Letter.

Amended by the 7th Board of Directors at the 14th meeting on Mar. 11, 2016

Announced in CHT 2016.3.28 Shin-Ren-Si-Zu No. 1050000371 Letter.

Amended by the 9th Board of Directors at the 5th meeting on Sept. 28, 2021

Announced in CHT 2021.12.30 Shin-Ren-Yi-Zu No. 1100002527 Letter.

Amended by the 9th Board of Directors at the 19th Meeting on May 6, 2022

Announced in CHT 2022.5.30 Shin-Ren-Guan-Shi No. 1110001507 Letter.

Amended by the 11th Board of Directors at the 1th Meeting on Aug. 8, 2025

Announced in CHT 2025.8.15 Shin-Ren-Guan-Shi No. 1140001943 Letter.

Chapter 1 General Provisions

Article 1(Purpose)

Chunghwa Telecom Co., Ltd. (hereinafter referred to as "the Company") hereby establishes this set of Control Guidelines to establish a management and control mechanism that prevents insider trading, restraints inappropriate disclosure of information, and ensures the timeliness and accuracy of the Company's publicly disclosed information.

Article 2 (Applicable Scope)

In managing material inside information and preventing insider trading, the Company shall adhere to the Guidelines, in addition to the Securities and Exchange Act, its Enforcement Rules, and other relevant laws and orders, as well as the regulations stipulated by the Financial Supervisory Commission of the Executive Yuan and the Taiwan Stock Exchange.

Article 3 (Applicable Subjects and Definitions)

The following are applicable subjects for the prevention of insider trading:

1. The Company's director, managerial officer, a natural person designated to exercise powers as a representative pursuant to Article 27, paragraph 1 of the Company Act, and/or an employee involved in the Company's material inside information.

2. Shareholders holding more than ten percent of the Company's shares.

3. Any person who has learned the information by reason of position, occupation or controlling relationship.

4. A person who, though no longer among those listed in one of the preceding three subparagraphs, has only lost such status within the last six months.

5. Any person who has learned information from any of the persons named in the preceding four subparagraphs.

The insiders referred to in these guidelines include directors, managers, or shareholders holding more than 10% of the Company’s total shares.

The scope of managers referred to in these guidelines shall comply with laws and regulations and interpretative orders from competent authorities, including but not limited to the Company’s Chief Executive Officer, President, Senior Executive Vice Presidents, Vice Presidents and Assistant Vice Presidents of Headquarters, Presidents, Vice Presidents and Assistant Vice Presidents of each Technology Group and Business Group, Presidents and Vice Presidents of Telecommunication Laboratories and Training Institute, and Presidents and Vice Presidents of each Branch.

Article 4 (Scope of Material Inside Information)

For the purpose of the Guidelines, material inside information refers to the following:

1. Dishonor of a negotiable instrument due to insufficient deposits, refusal of a financial institution to honor a transaction, or any other loss of credit.

2. Any material effect on the Company’s finances or business resulting from any litigious or non-litigious matter, administrative disposition, contentious administrative procedure, injunctive procedure, or compulsory enforcement.

3. Any material effect on the Company’s business resulting from any serious decrease in output or complete or partial suspension of work, leasing out of the Company’s plant or principal equipment, or pledge or mortgage of all or a principal portion of the Company's assets.

4. Any event set forth in Paragraph 1 of Article 185 of the Company Act.

5. Individuals whose shares are prohibited from being transferred under the court's ruling in accordance with Article 287, Paragraph 1, Item 5 of the Company Act.

6. Change in chairman, general manager, or one-third or more of directors.

7. Change of certified public accountant (CPA) for any reason other than internal adjustments within the certifying accounting firm.

8. Any material effect on the Company’s finances or business resulting from any signing, amendment, termination, or rescission of an important memorandum of understanding, a plan for a strategic alliance or other business cooperation, or an important contract, change in any material respect of a business plan, completion of development of a new product, successful development and formal entry into the full-scale production stage of an experimental product, acquisition of another business entity, or transactions involving the acquisition or transfer of a patent right, exclusive trademark right, copyright, or other intellectual property rights.

9. The Company carries out any material transaction of public offering and issuance or private placement of equity-type securities, capital reduction, corporate merger, acquisition, or split, share exchange, conversion, or transfer of shares from others, direct or indirect investment project, or there is any material change in any of the above matters.

10. The Company is in proceedings for reorganization, bankruptcy, dissolution, or application for stock delisting or termination of OTC securities trading, or there is any material change in any of the above matters.

11. A member of the Company's board of directors is subject to a provisional injunction ruling suspending his or her exercise of powers, making it impossible for the board of directors to exercise its powers, or all independent directors of the Company are removed from office.

12. Occurrence of a disaster, group protest, strike, environmental pollution, or any other material event, where the Company incurs a material loss, or where a relevant authority orders suspension of work, suspension of business, or termination of business, or revokes or voids a relevant permit.

13. Dishonor of a negotiable instrument, filing for bankruptcy or reorganization, or any other similar event of a material nature, with respect to a related party of the Company, or to a principal debtor of the Company or a joint and several guarantor of a principal debtor; or inability by a principal obligor, in favor of whom the Company has made an endorsement or guarantee, to settle a matured negotiable instrument, loan, or other obligation.

14. Occurrence of a significant event of internal control-related malpractice, non arms-length transaction, or defalcation of the Company’s assets.

15. Suspension of part or all business transactions between the Company and a principal client or supplier.

16. Upon occurrence of any of the following with respect to the financial report of the Company:

(1) Failure to make a public announcement or a filing in a manner consistent with the requirements of Article 36 of the Securities and Exchange Act.

(2) An error or omission in a financial report prepared by the Company, with respect to which Article 6 of the Enforcement Rules to the Securities and Exchange Act requires a correction to and further a restatement of the financial report.

(3) A certified public accountant issues an audit or review report containing an opinion other than an unqualified or modified unqualified opinion. The same does not apply, however, in cases where the certified public accountant issues a qualified audit or review report for the reason of annual amortization of losses, as permitted by law, or for the reason that an amount of long-term equity investment and profit/loss thereupon presented in the first-quarter, third-quarter, or semiannual financial report is calculated on the basis of financial statements of the investee company that have not been audited or reviewed by a certified public accountant.

(4) A certified public accountant issues an audit or review report indicating substantial doubt about the going-concern assumption.

17. A significant discrepancy between financial forecasts already publicly disclosed and actual figures or between updated (or corrected) financial forecasts and original forecasts.

18. The Company's operating income or income before tax shows a significant change from the same period of the previous year, or shows a significant change compared with the previous period and the change is not caused by seasonal factors.

19. When any of the following accounting events occurs to the Company, and the event, although it does not affect the profit/loss of the current period, has resulted in a material change in the net worth of the current period:

(1) Revaluation of assets.

(2) Period-end valuation of financial instruments.

(3) Foreign currency translation adjustments.

(4) Financial instruments accounted for using hedge accounting.

(5) Net losses not recognized as retirement fund costs.

20. The fundraising plan for corporate bond redemption cannot be carried out.

21. The Company buys back its own shares.

22. The Company makes or suspends a public tender offer to acquire securities issued by a public company.

23. The Company acquires or disposes of a major asset.

24. If the Company has issued securities overseas, the occurrence of a material event that requires prompt public announcement or filing, as provided in the government laws and regulations, or securities exchange market rules and regulations, of the country where the securities are listed.

25. Matters that have been approved for special confidentiality.

26. Persons duly charged with exercising searches under the law conduct a search of the Company, its controlling company, or any of its major subsidiaries as defined in Article 2-1, paragraph 2 of the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants.

27. The following information that has material impact on the Company's ability to pay principal and interest, except for cases where the Company has issued corporate bonds guaranteed by banks:

(1) The Company incurs a material loss that is likely to lead to financial difficulty, suspension of business, or termination of business.

(2) The amount of the Company's current assets, with inventory and prepaid expenses deducted and net cash inflows generated before the maturity date of corporate bonds added, is insufficient to cover the principal or interest due in the near future for the most recent period and other current liabilities.

(3) The interest rate of any already issued corporate bonds is calculated at a non-fixed interest rate, and the interest expenses have risen significantly due to market interest rate fluctuations and affect the ability of the Company to pay principal or interest.

(4) Any other matter that could affect the ability of the Company to pay principal or interest.

28.Other significant events that may impact the Company's ability to continue operations, including matters related to the Company's finances, business, supply and demand of the securities in the market, or public acquisitions, and any information that has a material effect on the stock price or the investment decisions of legitimate investors.

Article 5 (Definition of Insider Trading Prevention)

The applicable subjects of the Company’s insider trading prevention measures shall not, when having actual knowledge of material inside information of the Company, buy or sell stocks, other securities with equity characteristics, or non-equity corporate bonds of the Company, invested enterprises, or project targets, either in their own name or through others, from the time such information becomes clear until it is disclosed or within 18 hours after disclosure.

Insiders of the Company are prohibited from trading in its shares during the blackout period of 30 days prior to the announcement of the annual financial report and 15 days prior to the quarterly financial report.

Article 6 (Establishment and Maintenance of Shareholding Information for Relevant Personnel )

The Company shall establish and maintain shareholding records of insiders and their related parties in accordance with regulations of competent authorities. Related parties include the insider’s spouse, minor children, and persons who hold stocks under the insider’s name.

When insiders and their related parties are newly appointed or resign, the Company shall report the new appointment or resignation information to the competent authority within two days after the event occurs. If there are changes in related parties, insiders shall immediately notify the Company when such events occur.

Insiders and their related parties shall comply with regulations of competent authorities regarding equity transactions and reporting of the Company’s stocks.

Chapter 2 Operational Procedure for Maintaining the Confidentiality of Material Inside Information

Article 7 (Confidentiality Procedures)

The confidentiality procedures for personnel involved in or aware of the Company's material inside information are as follows:

1. Individuals subject to the Company's insider trading prevention policy must maintain confidentiality when involved in or aware of the Company's material inside information and must not disclose such information to external parties.

2. Individuals subject to the Company's insider trading prevention policy must sign a "Project-specific Confidentiality Undertaking" (as per the attached form) when involved in the Company's material inside information. The Undertaking shall be kept on file by the respective business unit in charge.

3. Institutions and individuals outside the Company who are involved in or aware of the Company's material inside information must maintain confidentiality and must not disclose such information to external parties.

Institutions involved must also sign the "Project-specific Confidentiality Undertaking." (as per the attached form) The Undertaking shall be kept on file by the respective business unit in charge.

The term "external disclosure" referred to in Items 1 and 3 of the preceding paragraph means that personnel who participate in or are aware of the Company’s material inside information disclose such information to their spouses, children, employees who do not participate in or are unaware of such material inside information, and other persons.

Article 8 (Transmission and Storage of Confidential Information)

The transmission and storage of all material information shall be in accordance with the following guidelines:

1. Proper protection of confidentiality shall be given to files and documents containing the Company's material inside information transmitted in written form. When transmitted by e-mail or other electronic means, such files and documents must be processed with appropriate security technology such as encryption or electronic signatures.

2. When the Company's internal confidential files and documents are stored electronically, the following protection measures shall be taken:

(1) Data access control and audit procedures shall be established.

(2) Electronic data must not be stored in a network environment that is directly accessible by the public.

(3) Data storage media shall be locked and stored in a secure location.

Chapter 3 Disclosure Procedure for Material Inside Information

Article 9 (Principles of Disclosure of Material Inside Information)

The Company shall adhere to the following principles when making external disclosures of material inside information:

1. The information disclosed shall be accurate, complete, and timely.

2. The information disclosed shall be evidence-based.

3. The information shall be disclosed fairly.

Article 10 (Timing and Venue for Disclosure of Material Inside Information)

Except for circumstances specified in Paragraph 1 of Article 4 and Article 11 of the "Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities," or those outlined in Chapter 4 regarding the suspension and resumption of trading, for any circumstances specified in Article 4 of the Guidelines, or if it is discovered that media reports are inconsistent with the facts, the procedures prescribed in Articles 3, 6, 12, and Articles 13-1 to 13-4 shall be followed. For all other cases, the relevant information or explanation concerning the material information shall be input into the Market Observation Post System (MOPS) before the start of trading hours on the business day following the date of occurrence of the event or the media report. If a press release is issued earlier, the information shall be input into the system simultaneously. The date of occurrence to be considered shall be the earliest of the following: the date of agreement, contract signing, payment, order transaction, transfer, resolution by the board of directors or its designated committee, or any other date sufficient to determine the transaction party and amount. However, for investments requiring regulatory approval, the earlier of the above dates or the date of receiving approval from the competent authority shall prevail.

Article 11 (Implementation of Spokesperson System)

The Company shall handle external communications in accordance with the following principles:

1. The disclosure of the Company's material inside information, except as otherwise provided by law or regulation, shall be handled by the Company's spokesperson, or by an acting spokesperson, and the order of delegation shall be clearly determined. When necessary, the disclosure may be released directly by the responsible person of the Company.

2. Statements made by the Company's spokesperson and deputy spokesperson shall be limited to the scope authorized by the Company. Except for the Company's responsible person, spokesperson, and acting spokesperson, no other personnel of the Company may disclose material inside information externally without proper authorization.

Article 12 (Records of Disclosure of Material Inside Information)

The Company shall retain the following records for the disclosure of information to external parties.

1. The person who discloses the information, the date, and the time.

2. The method of information disclosure.

3. The content of the disclosed information.

4. The content of any written materials delivered.

5. Any other relevant information.

Chapter 4 Establishing an Insider Trading Prevention Task Force

Article 13 (Establishing an Insider Trading Prevention Task Force)

The Company shall establish an Insider Trading Prevention Task Force (hereinafter referred to as the "Task Force"). The General Manager shall appoint one Executive Vice President of the Company to serve as the convener of the Task Force. The heads of relevant departments and institutions shall serve as Task Force members, with the Headquarters’ Organization and Talent Development Department acting as the secretariat for the Task Force. Meetings shall be held semi-annually in principle but may be convened at any time when necessary.

The responsibilities of the Task Force are as follows:

1. Formulate and supervise the implementation of insider trading prevention measures for the Company and its affiliates.

2. Review major cases involving the Company and its affiliates.

3. Propose recommendations for improvements and reforms related to the Company's insider trading prevention efforts.

4. Plan and execute educational and promotional activities related to insider trading prevention.

Article 14 (Reporting of Abnormal Situations)

If the Company's directors, managerial officers, or employees are aware of any leakage of material inside information, they must immediately report it to the Task Force Secretariat, which will then inform the Headquarters’ Audit Department. Upon receiving such a report, the Task Force Secretariat shall conduct an investigation into the leak, compile findings, formulate countermeasures, and submit them to the Task Force Convener. The Convener shall then call upon relevant units for discussions.

Article 15 (Handling of Violations)

If any of the following situations occur, the Company shall hold the relevant personnel administratively accountable in accordance with the standards for rewards and punishments for employees. If the individual holds a managerial or higher position, the matter shall also be handled in accordance with the Company's evaluation guidelines for senior executives, and appropriate legal measures shall be taken:

1. Personnel of the Company disclose material inside information without authorization to any external party or otherwise violate the Guidelines or any other applicable law or regulation.

2. A spokesperson or deputy spokesperson of the Company communicates to any external party any information beyond the scope authorized by the Company, or otherwise violates these Guidelines or any other applicable law or regulation.

3. Any person outside the Company divulges any material inside information of the Company and causes damage to any property or interest of the Company.

Chapter 5 Internal Control Operations and Educational Promotion

Article 16 (Internal Control Mechanism)

The Guidelines are incorporated into the Company's internal control system. Internal auditors shall periodically assess compliance and prepare an audit report to ensure the effective implementation of management of these control measures for insider trading prevention.

Article 17 (Educational Promotion)

The Company shall provide educational promotion to directors, managerial officers, and applicable subjects concerning the Guidelines and related regulations on an annual basis.

The Company shall provide educational promotion to newly appointed directors, managerial officers, and applicable subjects as appropriate.

Chapter 6 Supplementary Provisions

Article 18 (Formulation and Amendment)

These Guidelines are enforced upon the approval of the Board and the same procedures will apply to amendment thereafter from time to time.

Attachment

Project-specific Confidentiality Undertaking

To Chunghwa Telecom Co., Ltd.

I, the undersigned, hereby acknowledge and guarantee that all information obtained during the execution of this project (Project Name or Project Code: ___________________________________________)—including but not limited to documents, drawings, reports, computer data, figures, trade secrets, and any other related materials—shall be treated as strictly confidential. I shall not disclose or make such information available to any third party, nor to use it for my own benefit or that of any third party. In the event of any disclosure, transfer, or misuse of the information, resulting in any loss or damage to Chunghwa Telecom Co., Ltd., I shall compensate for any loss or damage incurred and bear all subsequent legal responsibilities. This undertaking is hereby made as proof.

I hereby acknowledge that I am fully aware of and understand Article 157 and Article 157-1 of the Securities and Exchange Act of the Republic of China regarding the prohibition of short-swing trading and insider trading, and I promise to strictly comply with and fulfill my legal responsibilities. This affidavit is hereby executed for record.

Name:	(Signature/Seal)

Personal Identification Number/ Business Registration Number :

Telephone :

Permanent Address:

Date: